April 14, 2014

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeffrey P. Riedler, Assistant Director

    Bryan J. Pitko, Staff Attorney

Re:	Vital Therapies, Inc.

    Registration Statement Filed on Form S-1

    Registration No. 333-191711

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, we wish to advise you that we have distributed approximately 2,684 copies of the Preliminary Prospectus issued April 7, 2014 through the date hereof, to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, April 16, 2014 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

                         INCORPORATED

CREDIT SUISSE SECURITIES (USA) LLC

As representatives of the

several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Charles Newton
Name: Charles Newton
Title: Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]